Exhibit 12.1

Oncothyreon Inc. and Consolidated Subsidiaries

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the nine months ended September 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
				(in thousands)
Earnings before fixed charges:
Income(loss) from continuing operations before income taxes	$(31,152)	$(15,818)	$(17,019)	$7,422	$(20,340)	$(36,856)
Add fixed charges	553	145	174	38	29	37

Income(loss) before fixed charges	$(30,599)	$(15,673)	$(16,845)	$7,460	$(20,311)	$(36,819)

Fixed charges:
Interest expense	$453	$—	$—	$7	$6	$4
Estimate of interest expense within rental expense	101	145	174	31	23	33

Total fixed charges	$553	$145	$174	$38	$29	$37

Sufficiency(deficiency) of earnings:	$(31,152)	$(15,818)	$(17,019)	$7,422	$(20,340)	$(36,856)